Filed by Superconductor Technologies Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Conductus, Inc. Commission File No.: 000-19915

Superconductor Technologies Inc. and Heinz Corporation
Team Up to Improve Wireless Network Performance

SANTA BARBARA, Calif. / ST. LOUIS, Mo. — November 12, 2002 – Superconductor Technologies Inc. (NASDAQ: SCON; “STI”), the global leader in high-temperature superconducting (HTS) products for wireless applications, has formed a strategic alliance with Heinz Corporation, a leading provider of services to the wireless industry, the two companies announced today at the Tower Summit & Trade Show.

As part of this new alliance, the companies will jointly provide, design and install solutions to improve the quality of wireless networks, especially in high-volume urban areas.

Initially, STI and Heinz are collecting and analyzing key RF data in several U.S. cities. A joint STI and Heinz engineering team will then use this data as the basis for designing solutions that reduce or eliminate the adverse effects of RF interference on network performance.

“The new alliance centers on the powerful blend of products and services, and the companies’ complementary expertise,” said M. Peter Thomas, president and CEO of STI. “Heinz Corporation’s data collection process dovetails nicely with our SuperLinkTM Rx technology, so this alliance makes strategic sense for our companies, customers and investors.”

STI’s patented cryogenic receiver front-ends (CRFEs) dramatically improve wireless network performance by filtering interference through the use of high-temperature superconducting (HTS) technology. With SuperFilter® at the core, the SuperLink Rx family provides both increased selectivity and sensitivity, amplifying the specific desired signal while eliminating unwanted noise.

Heinz Corporation’s services with wireless carriers cover research and data collection, wireless coverage solutions, antenna systems design and installation, tower erection and maintenance, and construction management. The company utilizes a proprietary method to collect radio frequency (RF) data for use in interference studies for wireless carriers.

“The wireless carriers are looking for economical ways to improve coverage and performance throughout their networks, especially in dense urban areas,” said Jim Heinz, president of Heinz Corporation. “STI’s SuperLink Rx products can do all that with unmatched effectiveness, while

Heinz Corporation brings our engineering services for data collection, along with the expertise to aid in the design and deployment of SuperLink solutions. This alliance brings two unique, leading-edge technology companies together, and we are excited about the prospects for our company, our partner and our customers.”

“Carriers are deploying STI’s products in urban areas to improve in-building penetration, enhance capacity, reduce interference and enable higher data throughput and speeds,” Thomas said. “Our partner, Heinz Corporation, has an outstanding record in deploying technology for all major carriers.”

STI & Heinz Form Strategic Alliance

About Superconductor Technologies Inc.
Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks. STI’s SuperLink™ Solutions are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product in the SuperLink Rx product line, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

Earlier this year, STI announced that it would merge with Conductus, Inc. (NASDAQ: CDTS), combining the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. The merger is expected to close by Dec. 31, 2002. The new entity would retain the STI name.

STI will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on SEC Form S-4 containing a joint STI/Conductus proxy statement and an STI prospectus. The proxy statement will be sent to the stockholders of STI and Conductus seeking their approval of the proposed transaction. We urge investors to read these documents because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to Superconductor Technologies Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500.

STI, Conductus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of STI and their ownership of STI’s common stock is set forth in the proxy statement for STI’s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 4, 2002. Information about the directors and executive officers of Conductus and their ownership of Conductus common stock is set forth in the proxy statement for Conductus’ 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit www.suptech.com.

STI & Heinz Form Strategic Alliance

About Heinz Corporation
Heinz Corporation is a leading provider of services to the wireless industry, offering its clients the knowledge and experience of industry professionals, and focusing on their rapidly changing needs. Design and installation of systems to improve wireless coverage have been the fastest-growing parts of Heinz Corporation’s business over the past several years. The company has completed successful design and installation of numerous systems to enhance coverage and performance of wireless systems throughout the United States, including Busch Stadium and the Eagleton Justice Center in St. Louis, and several General Motors facilities in Michigan.

Heinz’ innovative work in construction management, tower erection and maintenance, antenna systems design and installation, wireless coverage solutions and communications equipment installation has made it an industry leader. In 2001, Heinz Corporation was named a Deloitte & Touche “Technology Fast 50” company for the St. Louis area, a ranking of the 50 fastest-growing regionally-based technology companies. Visit Heinz Corporation at Tower Summit Booth # 4 (In-Building Pavilion). For more information, please visit www.heinzcorp.com.

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Company Contacts:

Mike Eddy
Superconductor Technologies Inc.
805/690-4517
meddy@suptech.com

Rich Fann
Heinz Corporation
314/231-1200
rfann@heinzcorp.com

Media Contacts:

Bob Silver / Margaret Dawson
The Silver Company (for Superconductor Technologies Inc.)
206/624-0388
Margaret@thesilvercompany.com

Mack A. Bradley / Chris Horner
The Vandiver Group (for Heinz Corporation)
314/991-4641 ext. 111
Mbradley@vandivergroup.com